September 27, 2021	Orrick, Herrington & Sutcliffe LLP
The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Melissa Kindelan
Christine Dietz
Austin Pattan
Kathleen Krebs

Re:	Weave Communications, Inc.
Draft Registration Statement on Form S-1
Submitted August 20, 2021
CIK No. 0001609151
Ladies and Gentlemen:
On behalf of Weave Communications, Inc. (“Weave” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 17, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures.
For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

September 27, 2021

Draft Registration Statement on Form S-1
Prospectus Summary
COVID-19 Impact on Our Business, page 6
1.Please balance your summary disclosure regarding the impact of COVID-19 on your business. For example, you state on page 17 that there was a slowdown in acquisitions of new customers in the first half of 2020 and that SMBs, your target customer base, were more affected than large corporations and could continue to be affected by the spread of the Delta variant.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 6-7, 81 and 109 in the Amended Draft Registration Statement as requested.
Market Opportunity, page 7
2.Please disclose the amount and percentage of revenues generated by Weave Payments to provide context to your disclosure of the amount of payments processed through Weave Payments and the estimated annualized gross merchandise volume. Clarify how the value of the transactions processed through Weave Payments relates to the amount of revenues you receive.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 8 and 110 in the Amended Draft Registration Statement as requested.
Risk Factors
Risks Related to Ownership of Our Common Stock and This Offering, page 62
3.Please clearly state that there is uncertainty whether a court would enforce the exclusive federal forum provision for Securities Act claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 65 and 159 of the Amended Draft Registration Statement as requested.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 77
4.We note that each physical customer location must enter into a subscription agreement for your platform and that you provide data on the total number of physical customer locations throughout the prospectus to illustrate your growth and ability to attract new customers. It appears that most of your customers do not have multiple physical locations. Please quantify the number of locations versus the number of customers and discuss the importance to your growth strategy of having customers with multiple physical locations.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 2, 77, 104 and 120 of the Amended Draft Registration Statement to provide the number of customers as of June 30, 2021 and on pages 77 and 104 of the Amended Draft Registration Statement to address the impact of customers with multiple physical locations on the Company’s growth. The Company supplementally advises the Staff that the Company has not collected sufficient information historically to provide the requested quantitative information about its customers for dates prior to June 30, 2021. Historically, the Company did not gather data on the number of

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customers because the vast majority of its customers maintained only a single office and its platform did not provide for multi-office functionality. In February 2021, the Company introduced multi-office functionality to its platform in response to customer demand, and the Company only recently began collecting data to estimate its number of customers with multiple locations.
5.You disclose on page 19 that your ability to attract new customers and retain existing customers and increase the use of the platform by existing customers is critical to the success of your business. Please revise to disclose the metrics you use to measure customer retention, such as a renewal rate or a dollar-based retention rate. Refer to SEC Release No. 33-10751.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 17 and 81-82 in the Amended Draft Registration Statement as requested.
Results of Operations
Comparison of the Fiscal Years Ended December 31, 2019 and 2020, page 85
6.You indicate that the increase in subscription revenue was driven by the addition of new customers in 2020 and the realization of a full year of subscription revenue from customers added in 2019. Please revise to quantify the increase in revenue attributable to new versus existing customers. Refer to Section III.D of SEC Release No. 33-6835.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure on pages 88 and 90 in the Amended Draft Registration Statement as requested.
Notes to Consolidated Financial Statements
Note 13. Stockholders' Deficit
Equity-Based Compensation, page F-26
7.Please provide us with a breakdown of all equity-based compensation awards granted in December 2020 and to date in 2021 and provide the fair value of the underlying common stock used to value each award. To the extent there were any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any equity-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material. Refer to ASC 855-10-50-2.
Response: The Company respectfully acknowledges the Staff’s comment. The table below summarizes all equity based compensation awards granted since December 2020, as well as the accompanying fair value of the underlying common stock of the Company (the “Common Stock”) used to value each award.

Grant Date	Number of Shares Subject to Stock Options	Per Share Fair Value
12/23/2020	2,371,893	$13.86
4/22/2021	249,067	$15.26
7/1/2021	1,609,852	$18.87
9/6/2021	580,590	$20.11

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The estimate of the fair value per share of the Common Stock had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account independent Common Stock valuation reports ("Valuation Reports") from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. Other than continued growth of the Company’s business, the Board determined no single significant event has occurred throughout the time periods below that would change the fair value materially.
The following are the key considerations in determining the fair value of the Common Stock at each valuation date:
December 23, 2020 Fair Value Per Share
The Board, with the assistance of its independent, third-party valuation firm, performed valuations of the common stock as of April 1, 2021 based on the Probability-Weighted Expected Return Method (“PWERM”) to allocate equity value which considered secondary transactions, the probability that the Company completes a successful initial public offering (“IPO”), and the option pricing model (the “OPM”). Each of these three inputs were evaluated separately and aggregated to arrive at the fair value determined by the Board.

Secondary
Secondary transactions occurred largely at the senior leadership level (director level and above), with senior leadership accounting for 94.2% of the total shares of Common Stock sold and rank-and-file employee shareholders accounting for the additional 5.8%. A majority of the secondary transactions occurring at the senior leadership level came from the former chief executive officer and founder of the Company, who began gradually divesting his ownership in the Company shortly after his separation from the Company. In the previous six months, a total of approximately 1.7 million shares of Common Stock had been sold for total consideration of $32.3 million, implying a weighted average price of $19.19 per share. Given the Company’s proximity to an IPO or other exit event as discussed below, the Board determined a weighting of 15% to be appropriate.

IPO
As of the April 1, 2021 valuation date, the Valuation Report assumed a target IPO date of December 31, 2021 or possibly March 2022. At the time of the valuation date, the Company had only informal conversations with investment banks with no discussion or indication of the target IPO value. The independent, third-party valuation firm reviewed recent IPO transaction multiples based on a list of comparable companies to imply a future IPO pre-money equity value. The pre-money equity value was allocated using the Company's outstanding share count as of the valuation date under the assumption that all shares of the Company’s preferred stock would convert into shares of Common Stock at IPO in order to maximize financial return. A discount for lack of marketability (“DLOM”), of 15% was applied in this scenario to account for the lack of liquid market of the Common Stock and the anticipated time until liquidity through an IPO. Given the considerations described above, the Board allocated a 15% weighting to the IPO scenario.

September 27, 2021

Option Pricing Model
The Board also applied a 70% weighting to an OPM approach, considering a scenario in which the Company does not complete an IPO in the near term (due to market conditions or other factors), and the timing and type of liquidity event would become more uncertain. A DLOM of 25% was applied in this scenario to account for the lack of liquid market of the Common Stock and the anticipated probability-weighted time to a liquidity event under this scenario. The aggregate value of the Common Stock derived from the OPM was then divided by the number of shares of Common Stock outstanding to determine the per share value.
The Board utilized the April 1, 2021 Valuation Report to derive the fair value of Common Stock as of December 23, 2020. Understanding the Common Stock fair value would be less in periods prior to the valuation date, the Board determined it was necessary to reduce the stock price. Noting no material change to the Company or operations, other than continued growth of its business, the Board determined annual recurring revenue (“ARR”) to be the appropriate metric to use to arrive at interpolated fair values because it reasonably reflected the Company’s growth rates and is a metric frequently used to evaluate the performance of private companies with subscription-based business models. The Board applied the ARR change from the date of the April 1, 2021 to the December 23, 2020 grant date to determine the fair value of awards by dividing ARR as of December 23, 2020 by ARR as of April 1, 2021 and multiplying by the concluded April 1, 2021 valuation value of $15.26.

Concluded Value: $13.86
April 22, 2021 Fair Value Per Share
The fair value of the shares of Common Stock underlying awards granted on April 22, 2021 are consistent with the Valuation Report as April 1, 2021. See above for discussion of the April 1, 2021 valuation and methodology.
Concluded Value: $15.26
July 1, 2021 Fair Value Per Share
The Board, with the assistance of its independent, third-party valuation firm, performed a valuation of the Common Stock as of August 1, 2021 based on the PWERM, to allocate equity value which considered secondary transactions, the probability that the Company completes a successful IPO, and the OPM.
Secondary
Secondary transactions occurred largely at the senior leadership level (director level and above). A majority of the secondary transactions occurring at the senior leadership level came from the former chief executive officer and founder of the Company, who began gradually divesting his ownership in the Company shortly after his separation from the Company. In the previous six months, a total of approximately 3.9 million shares of Common Stock had been sold for total consideration of $76.8 million, implying a weighted average price of $19.80 per share. Given the considerations discussed above, secondary transactions were given a weighting of 15%.
IPO
As of the August 1, 2021 valuation date, the Valuation Report assumed a target IPO date in the fourth quarter of 2021 or possibly March 2022. Given the number of variables needed to be considered and

September 27, 2021

achieved, including Company performance, the timeline for IPO readiness, and the consideration of other strategic alternatives to IPO, the Board determined there was a large degree of uncertainty regarding the timing of an IPO. Accordingly, two scenarios were modeled. The independent, third-party valuation firm reviewed recent IPO transaction multiples based on a list of comparable companies to imply a future IPO pre-money equity value, A DLOM of 13% was applied in the November 2021 IPO scenario and a DLOM of 15% was applied in the March 2022 IPO scenario to account for the lack of a liquid market for the Common Stock and the anticipated time until liquidity through an IPO in each of these two scenarios. The pre-money equity value was allocated using the Company’s outstanding share count, on an as-converted basis, as of the valuation date under the assumption that all shares of preferred stock would convert into Common Stock at IPO in order to maximize financial return. Given the considerations above, the Board allocated a 10% weighting to a November 2021 IPO scenario and a 10% weighting to a March 2022 IPO scenario.
Option Pricing Model
The Board also applied a 65% weighting to an OPM approach, considering a scenario in which the Company does not complete an IPO in the near term (due to market conditions or other factors), and the timing and type of liquidity event would become more uncertain. A DLOM of 25% was applied in this scenario to account for the lack of a liquid market for the Common Stock and the anticipated probability-weighted time to a liquidity event under this scenario. The aggregate value of the Common Stock derived from the OPM was then divided by the number of shares of Common Stock outstanding to arrive at the per share value.
The valuation of the Company’s Common Stock derived a fair value of $19.60 as of August 1, 2021.
Noting there were valuations that derived a fair value of $15.26 as of April 1, 2021 and $19.60 as of August 1, 2021, the Company used the difference between these values and applied the weighted average increase of ARR between the two valuations to increase the fair value per share for the intervening period in which an independent valuation had not been performed to derive a fair value per share of Common Stock of $18.87 in respect of the awards with a grant date of July 1, 2021.
Concluded Value: $18.87
September 6, 2021 Fair Value Per Share
The fair value of the shares granted on September 6, 2021 was determined by dividing ARR as of September 6, 2021 by ARR as of August 1, 2021 and multiplying by the August 1, 2021 fair valuation value of $19.60.
Concluded Value: $20.11
Grants Subsequent to the Balance Sheet Date
The Company has added disclosure of the stock option grants made after the balance sheet date of June 30, 2021, the aggregate fair value of those grants and the period over which expense relating to those grants will be recognized. See Note 16 and Note 17 of the Consolidated Financial Statements contained in the Amended Draft Registration Statement.

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8.You disclose that certain options have accelerated vesting clauses if there is a change in company control. Tell us whether this offering will result in a change in control and if so, revise to disclose the estimated expense what will be recognized upon closing of the offering.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined that its initial public offering will not result in a change in control. Accordingly, the suggested estimated expense disclosure has not been included in the Amended Draft Registration Statement.
Exhibits
9.Please file as an exhibit your loan agreement with Silicon Valley Bank.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Second Amended and Restated Loan Agreement with Silicon Valley Bank, as amended, as an exhibit to the Amended Draft Registration Statement.
General
10.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.
Sincerely,

/s/ William L. Hughes, Esq.

William L. Hughes, Esq.

cc:	Roy Banks, Weave Communications, Inc.
Wendy Harper, Weave Communications, Inc.
Scott M. Iyama, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP
John Savva, Esq., Sullivan & Cromwell LLP
Sarah Payne, Esq., Sullivan & Cromwell LLP